BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

JAN - 9 2008

Washington, DC
102

[redacted]

08000197

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

January 7, 2008

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest newsletter "Hannover Re expands in South Korea".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Stefan Schulz
Head of Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

hannover re®

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re expands in South Korea

Hannover, 7 January 2008: Hannover Re plans to establish a branch office for life and health reinsurance business in Seoul in June 2008. The Korean insurance regulator has already issued a provisional licence and work on setting up the branch can therefore move forward.

With gross premium volume of around EUR 56 billion Korea is the seventh-largest life insurance market in the world and offers enormous growth potential. "In view of the anticipated vigorous expansion of the Korean market we now want to be in a position to offer clients our service directly from a local base", Wolf S. Becke, member of the Executive Board responsible for life and health reinsurance, explained. Hannover Re had previously served the Korean market through its Hong Kong branch. Korea is the largest life reinsurance market in Asia, generating a premium volume of some EUR 2 billion.

As part of the liberalisation of the Korean market set for 1 April 2008, it will now also be possible to sell the entire spectrum of life insurance products over the counter at banks. "Of the five pillars on which our life and health reinsurance business is founded, bancassurance and the cultivation of new markets will therefore constitute our focus in Korea", Becke added.

Hannover Re transacts life and health reinsurance worldwide under the Hannover Life Re brand. The envisaged expansion of this business group promises to further improve its positioning and will ensure that Hannover Re enjoys a promising portfolio and dynamic organic growth going forward.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover rück

INFOBRIEF

__Der InfoBrief ist__ ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Hannover Rück expandiert in Südkorea

Hannover, 7. Januar 2008: Die Hannover Rück plant für Juni 2008 die Gründung einer Niederlassung für Personen-Rückversicherungsgeschäft in Seoul. Eine vorläufige Lizenz wurde bereits von der koreanischen Versicherungsaufsichtsbehörde erteilt; damit kann der Aufbau der Niederlassung vorangetrieben werden.

Mit einem Bruttoprämienvolumen von rund 56 Mrd. EUR ist Korea weltweit der siebtgrößte Lebensversicherungsmarkt und verfügt über ein enormes Wachstumspotenzial. „Angesichts der zu erwartenden starken Expansion im koreanischen Markt wollen wir den Kunden unseren Service nun direkt vor Ort bieten", erklärte der für die Personen-Rückversicherung zuständige Vorstand Dr. Wolf Becke. Bisher hatte die Hannover Rück den koreanischen Markt über ihre Niederlassung in Hongkong bedient. Korea ist mit rund 2 Mrd. EUR Prämienvolumen der größte Lebensrückversicherungsmarkt Asiens.

Im Zuge der Liberalisierung des koreanischen Marktes zum 1. April 2008 wird nun auch der Vertrieb der gesamten Lebensversicherungspalette via Bankschalter möglich sein. „Von den fünf Geschäftssäulen, auf die sich unsere Personen-Rückversicherung gründet, werden daher die Bereiche Bancassurance sowie die Entwicklung neuer Märkte den Schwerpunkt in Korea bilden", so Dr. Becke.

Die Hannover Rück betreibt ihre Personen-Rückversicherung weltweit unter der Marke Hannover Life Re. Der nun geplante Ausbau dieses Geschäftsfeldes verspricht eine noch bessere Aufstellung und sichert der Hannover Rück sowohl ein zukunftsträchtiges Portefeuille als auch starkes organisches Wachstum.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 05 11 / 56 04-17 36, E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END